UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Karooooo Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Y4600W108

(CUSIP Number)

Georgem Holdings (Pty) Ltd.

C/O Juan Marais

21 Penhurst Avenue, Essexwold

Bedfordview, South Africa 2007

+2782924259

with a copy to:

John B. Meade, Esq.

Roshni Banker Cariello, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Tel: (212) 450-4077

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y4600W108

1	NAMES OF REPORTING PERSONS Juan Marais
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,550,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,550,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,550,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Mr. Marais and Ms. Allen are the directors of Georgem Holdings (Pty) Ltd. (“Georgem”), and share voting power over the ordinary shares, no par value per share (the “Ordinary Shares”) of Karooooo Ltd., a Singapore public limited company (the “Issuer”), held by Georgem. See also Item 6—Voting Agreement for a description of the voting rights exercisable by Mr. Calisto in respect of the Ordinary Shares held by Georgem.

(2) Mr. Marais and Ms. Allen are the directors of Georgem, and share dispositive power over the Ordinary Shares held by Georgem. See also Item 6—Voting Agreement for a description of the rights exercisable by Mr. Calisto in respect of Georgem’s ability to dispose of 3,000,000 Ordinary Shares held by Georgem.

CUSIP No. Y4600W108

1	NAMES OF REPORTING PERSONS Jennefe Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,550,000(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,550,000(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,550,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(3) Mr. Marais and Ms. Allen are the directors of Georgem, and share voting power over the Ordinary Shares held by Georgem. See also Item 6—Voting Agreement for a description of the voting rights exercisable by Mr. Calisto in respect of the Ordinary Shares held by Georgem.

(4) Mr. Marais and Ms. Allen are the directors of Georgem, and share dispositive power over the Ordinary Shares held by Georgem. See also Item 6—Voting Agreement for a description of the rights exercisable by Mr. Calisto in respect of Georgem’s ability to dispose of 3,000,000 Ordinary Shares held by Georgem.

CUSIP No. Y4600W108

1	NAMES OF REPORTING PERSONS Georgem Holdings (Pty) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,550,000(5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,550,000(6)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,550,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(5) See Note 1 above. See also Item 6—Voting Agreement for a description of the voting rights exercisable by Mr. Calisto in respect of the Ordinary Shares held by Georgem.

(6) See Note 2 above. See also Item 6—Voting Agreement for a description of the rights exercisable by Mr. Calisto in respect of Georgem’s ability to dispose of 3,000,000 Ordinary Shares held by Georgem.

Item 1.	Security and Issuer

This Schedule 13D relates to the ordinary shares, no par value per share (the “Ordinary Shares”) of Karooooo Ltd., a Singapore public limited company (the “Issuer”). The address of the principal executive office of the Issuer is 10 Anson Road, #12-14, International Plaza, Singapore 079903.

Item 2.	Identity and Background

(a)-(b) This Schedule 13D is being filed by: (i) Juan Marais, a South African citizen, (ii) Jennefe Allen, a South African citizen, and (iii) Georgem Holdings (Pty) Ltd., a South African proprietary limited company (“Georgem” and, together with Mr. Marais and Ms. Allen, the “Reporting Persons”). Mr. Marais and Ms. Allen are directors of Georgem, and therefore share voting and investment power over the shares held by Georgem.

The address of the principal business office of each of the Reporting Persons is c/o Juan Marais, 21 Penhurst Avenue, Essexwold, Bedfordview, South Africa 2007.

(c) The principal business of Mr. Marais is serving as Chief Sales Officer of the Issuer. The principal business of Ms. Allen is serving as a director of Georgem. The principal business of Georgem is holding securities of the Issuer.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

Funds for the purchase by the Reporting Persons of the Ordinary Shares reported herein were derived from a corporate reorganization (the “Corporate Reorganization”), in connection with the Issuer’s initial public offering in the United States. The Corporate Reorganization is described in Item 4 of this Schedule 13D, which is incorporated herein by reference.

Item 4.	Purpose of Transaction

The Corporate Reorganization was undertaken pursuant to a scheme of arrangement under Section 114(1) (as read with Section 115) of the South African Companies Act (the “Scheme”), whereby the Issuer, as the majority shareholder of Cartrack Holdings Limited (“Cartrack”) acquired for cash all of the outstanding ordinary shares held by the minority shareholders of Cartrack at a price equal to R42.00 per share (the “Scheme Consideration”), and, as a result, Cartrack became a wholly owned subsidiary of the Issuer. In connection with the Scheme, certain eligible shareholders of Cartrack elected to use all or a portion of their Scheme Consideration to subscribe for Ordinary Shares of the Issuer (the “Reinvestment”). Georgem, an eligible Cartrack shareholder, used its Scheme Consideration to participate in the Reinvestment and acquired 3,550,000 Ordinary Shares on April 21, 2021 (the “Georgem Holding”).

No Reporting Person has any present plan or proposal to acquire or dispose of any Ordinary Shares, although each Reporting Person at any time and from time to time may acquire additional Ordinary Shares or, subject to the terms of the Voting Agreement, dispose of Ordinary Shares, as applicable, depending upon prevailing market, economic and other conditions, other investment and business opportunities available to the Reporting Persons, liquidity requirements of the Reporting Persons, tax considerations and/or other investment considerations. In particular, the Reporting Persons intend to dispose of up to 550,000 Ordinary Shares within 12 months from the date hereof primarily to fund the payment of taxes and costs related to the Scheme.

Subject to the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of the Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. Calculations of the percentage of Ordinary Shares beneficially owned assumes that there were 30,951,106 Ordinary Shares outstanding as reported in the Issuer’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on April 19, 2021.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in Ordinary Shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is incorporated by reference into this Item 6. Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Voting Agreement

In anticipation of the initial public offering of Karooooo Ltd., and recognizing that Mr. Calisto, as founder, would receive no special rights pursuant to the Constitution of the Issuer, Mr. Calisto and Georgem entered into that certain

Voting Agreement (the “Voting Agreement”), dated as of March 22, 2021, with the purpose of providing Mr. Calisto and his permitted transferees the right to exercise, or cause Georgem to exercise as directed by Mr. Calisto and his permitted transferees, the voting rights in respect of the Georgem Holding.

Pursuant to the Voting Agreement, Mr. Calisto and Georgem have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding Ordinary Shares of the Issuer, then Georgem will cast all votes in respect of the Georgem Holding as directed by Mr. Calisto and his permitted transferees. In addition, without the prior written consent of Mr. Calisto, Georgem is not permitted to (i) transfer more than an aggregate of 550,000 Ordinary Shares owned by Georgem or (ii) acquire any additional Ordinary Shares. Mr. Calisto may be deemed to have beneficial ownership and shared voting power of 3,550,000 Ordinary Shares as a result of the Voting Agreement described herein. However, as of the filing date of this Schedule 13D, as Mr. Calisto otherwise beneficially owns Ordinary Shares representing more than 51% of the total issued and outstanding Ordinary Shares of the Issuer, he may not exercise voting rights in respect of the Ordinary Shares owned by Georgem. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Calisto that he is the beneficial owner of any Ordinary Shares held by Georgem for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The description of the Voting Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such document, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Voting Agreement, dated as of March 22, 2021, by and between Mr. Calisto and Georgem Holdings (Pty) Ltd. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2021

JUAN MARAIS

By:	/s/ Juan Marais
Name:	Juan Marais

JENNEFE ALLEN

By:	/s/ Jennefe Allen
Name:	Jennefe Allen

GEORGEM HOLDINGS (PTY) LTD.

By:	Juan Marais, its Director

By:	/s/ Juan Marais
Name:	Juan Marais
Title:	Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF GEORGEM HOLDINGS (PTY) LTD.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Georgem Holdings (Pty) Ltd. (“Georgem”) is set forth below. Except as otherwise indicated, each occupation set forth opposite an individual’s name refers to Georgem, and all of the persons listed below are citizens of South Africa. Directors are noted with an asterisk.

1. Name	2. Present Principal Occupation or Employment (Including Principal Business of Employer)	3. Business Address / Address of Principal Employer
Juan Marais	Chief Sales Officer of Karooooo Ltd.; Director of Georgem	c/o Karooooo Ltd. 10 Anson Road #12-14 International Plaza Singapore 079903

Jennefe Allen	Director of Georgem	c/o Georgem Holdings (Pty) Ltd. 21 Penhurst Avenue Essexwold, Bedfordview South Africa 2007